14th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone: (604) 684-6365  Fax: (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of Shareholders ("Shareholders") of Northern Dynasty Minerals Ltd. (the "Company") will be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, on June 30, 2023 at 10:00 a.m., local time, for the following purposes:

1. to receive the Consolidated Annual Financial Statements for the years ended December 31, 2022 and 2021, the related report of the auditor thereon (the "Annual Financial Statements") and the related Management Discussion and Analysis ("MDA");

2. to elect directors of the Company for the ensuing year;

3. to appoint the auditor for the ensuing year; and

4. to consider any permitted amendment to or variation of any matter identified in this Notice; and to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company's Information Circular (the "Information Circular") dated May 17, 2023 accompanies this Notice of Annual General Meeting (the "Notice").  The Information Circular contains further particulars of matters to be considered at the Meeting.  The Meeting may also consider any permitted amendment to or variation of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof.  Copies of the Annual Financial Statements and MDA will be made available at the Meeting and, along with the Company's Annual Information Form, are available under the Company's SEDAR profile at www.sedar.com.

Notice-and-Access

The Company has elected to use the notice-and-access model set out in National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (together "Notice-and-Access Provisions") for delivery of proxy materials relating to this Meeting.  The Notice-and-Access Provisions allow the Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials (together, the "Proxy Materials") online. Under Notice-and-Access Provisions, instead of receiving paper copies of this Notice and the Information Circular, registered Shareholders of the Company will receive the form of Notice and Access Notification (the "Notification") and the form of proxy (the "Proxy") relevant for the Meeting.  In the case of the Company's beneficial (non-registered) Shareholders, they will receive the Notification and a voting instruction form (the "VIF").  The Proxy/VIF enables Shareholders to vote by proxy.  Before voting, Shareholders are reminded to review the Information Circular online by logging onto the website access page via the URL address provided and by following the instructions set out below.  Shareholders may also choose to receive a printed copy of the Information Circular by following the procedures set out below.

Copies of the Proxy Materials and the Annual Financial Statements and MDA are posted on the Company's website at https://www.northerndynastyminerals.com/investors/agm/.

How to Obtain Paper Copies of the Information Circular

Shareholders may request a paper copy of the Information Circular be mailed to them at no cost by  contacting the Company at 1040 West Georgia Street, Suite 1400, Vancouver, British Columbia V6E 4H1 by telephone at 604-684-6365 or 1-800-667-2114.  Shareholders may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for Shareholders to receive and review a paper copy of the Information Circular and then to submit their votes by 10:00 a.m. (PDT) on June 28, 2023 (the "Proxy Deadline"), Shareholders requesting a paper copy of the Information Circular as described above should ensure such request is received by the Company no later than June 21, 2023.  Under Notice-and-Access, Proxy Materials must be available for viewing from the date of posting and for 1 year following the Meeting.  Shareholders may request a paper copy of the Information Circular from the Company at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as "stratification" in relation to its use of Notice-and-Access.  Stratification occurs when a reporting issuer while using Notice-and-Access Provisions also provides a paper copy of the Information Circular to some of its Shareholders with the notice package.  Instead, all Shareholders will receive only the notice package, which must be mailed to them pursuant to Notice-and-Access Provisions, and which will not include a paper copy of the Information Circular.

The Information Circular contains details of matters to be considered and voted on at the Meeting.  Please review the Information Circular before voting.

We recommend all shareholders submit votes by sending in a properly completed and signed form of proxy (or voting instruction form) prior to the Meeting by following instructions in this Information Circular. As of the date hereof the Company intends to hold the Meeting at the location stated in the Notice of Meeting. Should any changes to the Meeting occur, the Company will announce any and all changes by way of news release filed under the Company's profile on SEDAR at www.sedar.com as well as on our Company website at www.northerndynastyminerals.com. Please check our website prior to the Meeting for the most current information. In the event of changes to the Meeting format, the Company will not prepare or mail amended Proxy Materials.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of Proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.  To be effective, the Proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 10:00 a.m. (PDT), on June 28, 2023.

Non-registered Shareholders (Beneficial "Shareholders") who hold their Common Shares through a brokerage firm, bank or trust company and plan to attend the Meeting must follow the instructions set out in the accompanying VIF and in the Information Circular in order to cast their vote and ensure that their Common Shares will be voted at the Meeting.

The accompanying Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

DATED at Vancouver, British Columbia, May 17, 2023.

BY ORDER OF THE BOARD

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer

If you have any questions or require assistance with voting your shares, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at:  Toll Free 1-877-452-7184; or outside North America 1-416-304-0211; or by email at: assistance@laurelhill.com.